BRUSSELS CENTURY CITY HONG KONG JAKARTA† LONDON LOS ANGELES NEWPORT BEACH NEW YORK		SAN FRANCISCO SEOUL SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.
37th Floor, Yin Tai Centre, Office Tower No. 2 Jianguomenwai Avenue Beijing 100022 TELEPHONE (86) 10-6563-4200 FACSIMILE (86) 10-6563-4201 www.omm.com

OUR FILE NUMBER

0151663-00003

WRITER’S DIRECT DIAL

(86) 10-6563-4209

WRITER’S E-MAIL ADDRESS

droberts@omm.com

February 27, 2014

VIA EDGAR

Mr. Ajay Koduri

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Distance Education Holdings Limited

Registration Statement on Form F-3

Filed February 21, 2014

CIK No. 0001438644

Dear Mr. Koduri:

On behalf of our client, China Distance Education Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), we hereby respond to the comment to the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the F-3 registration statement (File No. 333-194058) filed by the Company on February 21, 2014 (the “Registration Statement”).

Set forth below is the Company’s response to the oral comment received via telephone from the Staff on February 26, 2014. The comment is typed below for your ease of reference and is followed by a summary of the responsive action to be taken.

General

1.	Please include the selling shareholder information or describe the underlying private transaction.

Licensed foreign

lawyers only

†	In association with Tumbuan & Partners

February 27, 2014 - Page 2

The Company advises the Staff that it did not provide any selling shareholder information in the Registration Statement because such information was not yet available when the Registration Statement was filed. The Company undertakes that it will provide complete selling shareholder information and number of ADSs to be offered in the Company’s next amendment to the Registration Statement, which we anticipate will be filed on February 28, 2014. Such amended Registration Statement will also include customary updated information and all other necessary information for the preliminary prospectus with a view to commencing the offering immediately thereafter.

*    *    *    *    *

On behalf of the Company, we advise the Staff that the Company is aware of and acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or would like clarification as to any of the information provided in this letter, please do not hesitate to contact me at (86-10) 6563-4209 or my colleague Ning Zhang at (86-10) 6563-4252.

Sincerely,

/s/ David Roberts
David Roberts of O’Melveny & Myers LLP

cc:	Zhengdong Zhu, Chairman of the Board and Chief Executive Officer

Ping Wei, Chief Financial Officer

China Distance Education Holdings Limited

Ning Zhang, Esq.

O’Melveny & Myers LLP

Z. Julie Gao, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP